[USCorp Letterhead]
USCorp
4535 W. Sahara Ave. Suite 200
Las Vegas, Nevada 89102

Date:	April 10, 2011

To:	Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission,
Division of Corporation finance
100 F Street, N.E.
Washington, D.C. 20549
cc:	Parker Morrill, Tracie Towner, Jenifer O’Brien, Mark Shannon and John Coleman.

From:	Robert Dultz, Chief Executive officer
USCorp

Re:	Your correspondence dated March 1, 2011 regarding USCorp’s Forms 10-K for fiscal year ended September 30, 2010 and 10-Q for fiscal quarter ended December 31, 2010.

Dear Ms. Parker,

This is to confirm my conversation with Parker Morrill on Friday, April 8, 2011 at 4:50 pm and the extension of time for an additional two weeks from Friday, April 8, 2011, until Friday April 22, 2011, in order for us to thoroughly answer your comment letter dated March 1, 2011.

Thank you for your consideration and courtesy in this matter.

Best Regards,
/s/`
Robert Dultz, USCorp Chairman, President and CEO